UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Anadys Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
03252Q408
(CUSIP Number)
Fati Sadeghi-Nejad, Esq.
General Counsel
QVT Financial LP
1177 Avenue of the Americas, 9th Floor, New York, NY 10036
(212) 705-8888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS QVT Financial LP 11-3694008

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,152,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,152,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,152,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 2 of 8 pages

CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS QVT Financial GP LLC 11-3694007

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,152,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,152,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,152,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 8 pages

CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS QVT Fund LP 98-0415217

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,647,148

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,647,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,647,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Page 4 of 8 pages

CUSIP No.	03252Q408

1	NAMES OF REPORTING PERSONS QVT Associates GP LLC 01-0798253

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,152,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,152,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,152,936

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 5 of 8 pages

Item 1. Security and Issuer
This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on January 3, 2011 and Amendment No. 1 to Schedule 13D filed with the Commission by the Reporting Persons on October 20, 2011 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
All percentages referred to on the cover pages are determined using a denominator of 57,176,285 shares of Common Stock issued and outstanding as of August 4, 2011, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2011, as filed with the Commission on August 9, 2011.
QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 4,647,148 shares of Common Stock. QVT Financial is also the investment manager for Quintessence Fund L.P. (“Quintessence”), which beneficially owns 505,788 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 5,152,936 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence.
QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as general partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 5,152,936 shares of Common Stock.
Each of the Covered Persons, each of whom is a managing member of QVT Financial GP LLC, expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by the Reporting Persons.
(c) The reported share amounts for QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC reflect amounts as of October 24, 2011. The Fund and Quintessence effected the following transactions in the Common Stock during the past 60 days:
•	The Fund sold 586,287 shares of Common Stock in the open market on October 17, 2011 at a price of $3.68. Quintessence sold 63,813 shares of Common Stock in the open market on October 17, 2011 at a price of $3.68.
•	The Fund sold 4,737,113 shares of Common Stock in the open market on October 20, 2011 at a price of $3.68. Quintessence sold 515,587 shares of Common Stock in the open market on October 20, 2011 at a price of $3.68.
•	The Fund sold 329,098 shares of Common Stock in the open market on October 21, 2011 at a price of $3.68. Quintessence sold 35,820 shares of Common Stock in the open market on October 21, 2011 at a price of $3.68.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Agreement regarding Joint Filing of Schedule 13D

Page 6 of 8 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2011

QVT FINANCIAL LP			QVT FUND LP

By: QVT Financial GP LLC, its General Partner			By: QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold

	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner

	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold

	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Meg Eisner		By:	/s/ Meg Eisner

	Name:	Meg Eisner		Name:	Meg Eisner
	Title:	Authorized Signatory		Title:	Authorized Signatory

Page 7 of 8 pages